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                                                                    EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

                                                            1998               1997
                                                            ----               ----
Net Loss applicable to Common Stock                       (274,608)          (302,870)

Weighted average number of common shares equivalent:
Common shares outstanding
Common equivalent shares representing shares issuable
upon exercise of stock options and warrants              3,676,054          3,676,054
Staff Accounting Bulletin No. 83 issuances and grants           --                 --
Shares used in per share computations                    3,676,054          3,676,054

Net loss per common share applicable to Common Stock         (0.08)             (0.08)


Primary and fully diluted calculations are identical.